UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 1-16247

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLOWERS FOODS, INC.

1919 FLOWERS CIRCLE THOMASVILLE, GEORGIA 31757

Table of Contents

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Flowers Foods, Inc. 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Atlanta, GA

June 13, 2019

We have served as the Plan’s auditor since 2001.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Statements of Net Assets Available For Benefits

December 31, 2018 and 2017

	December 31,
	2018	2017
Assets
Investments, at fair value
Mutual funds	$493,142,966	$549,998,209
Collective investment trust	45,495,587	48,857,893
Flowers Foods, Inc. Common Stock Fund	46,150,624	53,081,417

Total investments, at fair value	584,789,177	651,937,519

Receivables
Employer contributions	583,471	497,746
Participant contributions	497,253	505,444
Notes receivable from participants	21,468,600	21,718,971

Total receivables	22,549,324	22,722,161

Net assets available for benefits	$607,338,501	$674,659,680

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available For Benefits

Year Ended December 31, 2018

2018
Additions to net assets attributed to
Investment income:
Dividends	$26,762,394
Interest	1,011,102
Net depreciation in fair value of investments	(54,936,157)

Total investment loss	(27,162,661)

Interest income on notes receivable from participants	1,187,743

Contributions:
Employer	26,202,629
Participants	28,547,537
Rollovers	1,367,323

Total contributions	56,117,489

Total additions	30,142,571

Deductions from net assets attributed to
Benefit payments	(96,926,918)
Administrative expenses	(536,832)

Total deductions	(97,463,750)

Net decrease in net assets	(67,321,179)
Net assets available for benefits at beginning of year	674,659,680

Net assets available for benefits at end of year	$607,338,501

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

1.	Description of the Plan

The following description of the Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Flowers Foods, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Empower Retirement, Great-West Trust Company LLC (“Empower”) is the trustee and record-keeper of the Plan.

The Plan Sponsor contributed $8,000 in 2018 and $1,354,000 in 2017 for certain union participants of the Bakery and Confectionary Union and Industry International Pension Fund (the “Fund”) when those participants voted to withdraw from the Fund and to participate in the Plan. The contributions were made on January 11, 2018 and November 1, 2017, respectively, and are included in the employer contributions on the Statement of Changes in Net Assets Available For Benefits.

Eligibility for Participation

Employees are eligible to participate in the Plan starting with the first pay period following a 90-day waiting period from the date of hire. Effective March 31, 2018, employees are automatically enrolled in the Plan with a 3% employee contribution rate after 30 days following the completion of the 30-day waiting period. The employee contribution rate automatically increases by 1% each year after the first full calendar year at 3% until the employee contribution rate is 6%. Effective January 1, 2017 the auto escalation maximum percentage increased to 10%. If the employee does not want to make employee contributions to the Plan, they can “opt out” of the automatic enrollment. If the employee wants to contribute a different percentage they can change the initial automatic contribution percentage. These changes can be made at any time, even before the automatic deduction begins, but no sooner than 30 days prior to the eligibility date.

Contributions

Allowable employee contributions can be up to 100% of the participant’s compensation, up to the Internal Revenue Service (“IRS”) maximum amount of $18,500 in 2018. Participants direct the investment of their contributions and the Company’s contributions on their behalf into various investment options offered by the Plan.

The Company provides matching contributions generally equal to 50% of the first 1% to 6% of the participant’s elective contributions with a maximum match of 3%. Also, the Company makes a basic contribution, as described in the Plan, of 3% of the participant’s compensation per payroll period whether or not the employee makes employee contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make $6,000 of catch-up contributions in 2018.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company contributions and an allocation of Plan earnings. Plan earnings are allocated based on the investments within each participant’s account.

The Plan accepts rollovers from other tax-qualified and tax-advantaged plans.

Vesting

Participants vest immediately in their employee contributions plus allocated earnings thereon. The vesting period for the Company contributions is two years of service for basic contributions and three years of service for matching contributions. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account. Participants are immediately vested in their participant account upon death, total disability or upon reaching the normal retirement age of 65.

Notes Receivable from Participants

Participants may borrow from their elective contribution account and rollover contribution account. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or up to 15 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. For purposes of this Plan, the Wall Street Journal’s Prime Interest Rate plus two percentage points is used. Principal and interest is paid ratably through payroll deductions. The interest rates ranged from 3.25% to 11.5% for outstanding participant loans as of December 31, 2018 and 2017. The applicable rate for any loans issued on December 31, 2018 was 7.25%.

Administrative Expenses

Administrative fees charged by the trustee relating to notes receivable from participants and in-service distributions for hardship withdrawal purposes are paid by the affected participants and are presented as administrative expenses in the statement of changes in net assets available for benefits. Effective January 1, 2017, Plan participants pay an annual administrative fee of $49, which is charged on a monthly basis. All participants pay the same fee. Fees paid to the trustee, a related party, were $536,832 for the year ended December 31, 2018. All other administrative expenses of the Plan are paid by the Company and are not reflected in the Plan’s financial statements.

Distribution of Benefits

Upon termination of service for any reason, a participant may elect to receive the value of the vested interest in his or her account as a lump sum distribution. However, a lump sum distribution is required if the vested balance is $5,000 or less. Balances in excess of $5,000 can remain in the plan until the participant reaches the required minimum distribution age of 70 1/2. Once a terminated vested participant reaches age 70 1/2, they are required to begin receiving minimum distributions beginning on April 1 of the year following the year they attained age 70 1/2.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements for the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6, Fair Value Measurements, for discussion of fair value measurements.

The Plan invests in investment contracts through a collective trust.

Purchases and sales of investments, including gains or losses, are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments sold during the year, as well as those that were held at the end of the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned; related fees are recorded as administrative expenses and are expensed when incurred. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

Contributions

Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ compensation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3.	Plan Amendments

On March 29, 2018, the Plan was amended to revise the provisions of the Plan relating to the period of service required for participation eligibility. Employees hired or rehired on or after March 1, 2018 are eligible to participate when the employee receives 30 days of service. Employees hired or rehired before April 1, 2018 with more than 30 days of service but still in their eligibility waiting period become eligible to participate on March 31, 2018.

On August 17, 2018, the Plan was amended to provide for the receipt of certain transfers of account balances from the Holsum Bakery Bakers’ and Sanitors’ Pension Plan into the Plan.

On December 28, 2018, the Plan was amended to revise the provisions of the Plan relating to claims involving disability and to revise the provisions of the Plan relating to hardship withdrawals. Effective January 1, 2019, employees are entitled to apply to the Plan Administrator for a hardship distribution of all or a portion of the Participant’s qualified matching contributions and qualified nonelective contributions account balances, as well as previous hardship distribution provisions for elective and rollover contributions.

4.	Recent Accounting Pronouncements

All applicable pronouncements have been adopted by the Plan. There are no issued pronouncements that will require adoption in future periods.

5.	Investment in Flowers Foods, Inc. Common Stock Fund

The Plan held investments in the Company at December 31, 2018 and December 31, 2017 as shown in the following table:

	2018	2017
Number of common shares held	2,481,822	2,732,689
Fair value of common shares held (at $18.47 and $19.31 per common share, respectively)	$45,839,252	$52,768,225
Common shares as a percentage of the Plan’s total investments at fair value	7.84%	8.09%
Common shares as a percentage of Flowers Foods, Inc.	1.18%	1.30%
Cash held	$311,372	$313,192

With regard to the Flowers Foods, Inc. Common Stock Fund, the Plan utilizes a unit value method for tracking the market value of assets invested in the fund option. As of December 31, 2018, there were approximately 2,465,311 units outstanding with a market value of approximately $18.72 per unit related to the Flowers Foods, Inc. Common Stock Fund. As of December 31, 2017, there were approximately 2,713,774 units outstanding with a market value of approximately $19.56 per unit related to the Flowers Foods, Inc. Common Stock Fund. At December 31, 2018 and 2017, the Flowers Foods, Inc. Common Stock Fund held cash in the Invesco Funds Short Term Investments Government.

6.	Fair Value Measurements

The Plan measures the fair value of Plan assets as the price that would be received to sell an asset in the principal market for that asset. These measurements are classified into a hierarchy framework by the inputs used to perform the fair value calculation. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in inactive markets;

•	Inputs, other than quoted prices, that are observable for the asset;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

Mutual funds — Valued at the net asset value (NAV) of shares held by the Plan at year end and are classified within Level 1 in the fair value hierarchy tables below.

Flowers Foods, Inc. Common Stock Fund — Valued at the closing price reported on the active market on which the security is traded plus any short term investment held by the fund and is classified within Level 1 in the fair value hierarchy tables below.

Collective investment trust — The investments include a stable value fund. The fair values of participation units held in the stable value fund are based on NAV to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The stable value fund generally permits redemptions daily. If the fund experiences periods of insufficient liquidity then the stable value fund may defer honoring any payment request until liquidity is sufficient. The Plan is permitted to redeem investment units at NAV on the measurement date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present the fair value of the Plan assets recorded at fair value on a recurring basis segregated among the appropriate levels within the fair value hierarchy as of December 31, 2018 and 2017:

	Fair Value Measurements at December 31, 2018
Description	Level 1	Level 2	Level 3	Total
Total mutual funds	$493,142,966	$—	$—	$493,142,966
Flowers Foods, Inc. Common Stock	45,839,252	—	—	45,839,252
Investments measured at net asset value (1)	—	—	—	45,495,587
Cash equivalents (2)	—	—	—	311,372

Total investments at fair value	$538,982,218	$—	$—	$584,789,177

	Fair Value Measurements at December 31, 2017
Description	Level 1	Level 2	Level 3	Total
Total mutual funds	$549,998,209	$—	$—	$549,998,209
Flowers Foods, Inc. Common Stock	52,768,225	—	—	52,768,225
Investments measured at net asset value (1)	—	—	—	48,857,893
Cash equivalents (3)	—	—	—	313,192

Total investments at fair value	$602,766,434	$—	$—	$651,937,519

(1)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(2)	Includes 311,372 shares of the Invesco Short Term Investments Government and Agency Fund valued at $311,372.
(3)	Includes 313,192 shares of the Invesco Short Term Investments Government and Agency Fund valued at $313,192.

The following table summarizes investments measured at fair value based on NAV, as practical expedient, per share as of December 31, 2018 and 2017, respectively.

As of December 31, 2018:

Name	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Putnam Stable Value Fund	$45,495,587	N/A	Daily	7-30 days

As of December 31, 2017:

Name	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Putnam Stable Value Fund	$48,857,893	N/A	Daily	7-30 days

7.	Related Party Transactions

Certain Plan investments are shares of a collective investment trust and mutual funds managed by Empower, and shares of Flowers Foods, Inc. Common Stock Fund. At December 31, 2018 and 2017, the Plan held 2,465,311 shares and 2,713,774 shares of Flowers Foods, Inc. Common Stock Fund with a market value of $46,150,624 and $53,081,417, respectively. The fair value of the Flowers common stock in the Flowers Foods, Inc. Common Stock Fund was $45,839,252 and $52,768,225 as of December 31, 2018 and 2017, respectively. During the year ended December 31, 2018, there were purchases and sales of shares in the Flowers Foods, Inc. Common Stock Fund of $5,593,665 and $10,684,749, respectively. During the year ended December 31, 2017, there were purchases and sales of shares in the Flowers Foods, Inc. Common Stock Fund of $6,461,330 and $10,105,362, respectively. Income from the Flowers Foods, Inc. Common Stock Fund was $1,768,157 during 2018.

Empower is the trustee as defined by the Plan, and Flowers Foods, Inc. is the Plan Sponsor. Therefore, certain transactions such as contributions from the Plan Sponsor and dividends, purchases, and sales involving funds managed by Empower qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Fees paid to the trustee were $536,832 for the year ended December 31, 2018. During the year ended December 31, 2018, there were purchases and sales of the Putnam Stable Value Fund of $13,248,367 and $15,997,964, respectively. During the year ended December 31, 2017, there were purchases and sales of the George Putnam Balanced Fund of $12,295 and $76,725,969, respectively. During the year ended December 31, 2017, there were purchases and sales of the Putnam Stable Value Fund of $11,780,188 and $14,302,356, respectively. There were no purchases and sales of the George Putnam Balanced Fund during 2018. In addition, notes receivable from participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

8.	Plan Termination

Although it has expressed no intent to do so, the Company reserves the right to change or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the value of each participant’s account as of the date of termination shall immediately become nonforfeitable and fully vested.

9.	Forfeitures

At December 31, 2018 and 2017, forfeited nonvested accounts totaled $271,651 and $884,896, respectively. These accounts will be used to reduce future Company contributions. Also, during 2018 Company contributions were reduced by $1,569,744 from forfeited nonvested accounts.

10.	Tax Status

The IRS has determined and informed the Company by letter dated May 12, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

11.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

12.	Subsequent Events

The Plan Administrator has evaluated subsequent events through the date the financial statements were available to be issued. There were no events or transactions discovered during this evaluation, other than the event described below, that require recognition or disclosure in the financial statements.

On April 29, 2019, the Plan was amended to revise the provisions of the Plan to permit rollover contributions to be made by participants to the Plan from Roth elective deferral accounts under other plans, and to permit installment distributions from the Plan. This amendment was effective as of May 1, 2019.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018 EIN No. 58-2582379 / Plan Number 004

(a) Party in Interest	(b) Identity of issue or borrower	(c) Description of Investment	(d) Cost**	(e) Current Value
*	Putnam Stable Value Fund	Collective Investment Trust at fair value; 45,495,587 shares		$45,495,587

	Dodge & Cox Stock Fund	Mutual Fund; 420,617 shares		72,686,769
	Harbor Capital Appreciation Retire	Mutual Fund; 1,099,864 shares		68,103,581
	Western Asset Core Plus Bond	Mutual Fund; 4,053,718 shares		45,401,653
	American Europacific Growth Fund	Mutual Fund; 556,433 shares		25,033,934
	Vanguard Institutional Index Fund	Mutual Fund; 148,620 shares		33,818,522
	Nationwide Geneva Small Cap	Mutual Fund; 309,570 shares		16,187,431
	William Blair Small Cap Value I	Mutual Fund; 451,235 shares		6,994,139
	Vanguard Target Retirement Instl	Mutual Fund; 146,138 shares		2,997,281
	Vanguard Instl Target Retire 2015	Mutual Fund; 242,150 shares		4,997,978
	Vanguard Instl Target Retire 2020	Mutual Fund; 1,241,388 shares		26,106,389
	Vanguard Instl Target Retire 2025	Mutual Fund; 1,972,077 shares		41,748,865
	Vanguard Instl Target Retire 2030	Mutual Fund; 2,041,409 shares		43,359,525
	Vanguard Instl Target Retire 2035	Mutual Fund; 1,417,854 shares		30,200,281
	Vanguard Instl Target Retire 2040	Mutual Fund; 1,029,896 shares		22,008,875
	Vanguard Instl Target Retire 2045	Mutual Fund; 863,934 shares		18,496,829
	Vanguard Instl Target Retire 2050	Mutual Fund; 813,410 shares		17,439,512
	Vanguard Instl Target Retire 2055	Mutual Fund; 628,274 shares		13,507,902
	Vanguard Instl Target Retire 2060	Mutual Fund; 188,535 shares		4,053,500

				493,142,966

*	Flowers Foods, Inc. Common Stock Fund	Flowers Foods, Inc. Common Stock; 2,481,822 shares		45,839,252
*	Flowers Foods, Inc. Common Stock Fund	Invesco Short Term Investments Government and Agency Fund; 311,372 shares		311,372

*	Notes receivable from participants	Notes, with interest rates between 3.25% and 11.50%; maturity ranges from January 2017 to September 2033		21,468,600

				$606,257,777

*	Parties-in-Interest (See Note 7)
**	Cost information not required for participant-directed accounts

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator on behalf of the Finance Committee of the Board of Directors has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLOWERS FOODS, INC. 401(k)

RETIREMENT SAVINGS PLAN

Date: June 13, 2019	By:	/s/ Charity Lutes
Charity Lutes
Chair, Plan Administrative Committee

Flowers Foods, Inc. 401(k) Retirement Savings Plan

Exhibits to Form 11-K

Exhibit 23.	Consent of PricewaterhouseCoopers LLP